Climate Action Now

Software Technology App Social Impact Ecommerce

To help consumers take planet-saving climate action on their phones in seconds

CLIMATEACTIONNOW.COM WOODSIDE CALIFORNIA


THERE IS NO PLANET B
WE ONLY LOSE IF WE STOP FIGHTING



Over 60% of Americans are alarmed or concerned about climate change but don't know what to do about it. It doesn't have to be that way. There are thousands of actions people can take in seconds or minutes on their phones that can make a huge difference. We believe people will take climate action if we make it easy and rewarding to do so.

Brett Walter Founder & CEO @ Climate Action Now

Why you may want to support us...

1. You are alarmed about climate change and want to do something that can make a difference.
2. You want to give ordinary people the means to fight climate change.
3. Invest in a team that has created profitable businesses with software that people love to use.
4. The Climate Reality Project plans to use our app for recruiting and engagement.
5. We will capture part of the $150 billion U.S. market for sustainable goods and services.
6. We are projecting year 3 annual sales of $9 million and $48 million by year 5 (not guaranteed).
7. Our hope is for an exit in 5-7 years via IPO or strategic acquisition.

Why investors ❤ us

WE'VE RAISED $200,000 SINCE OUR FOUNDING



Climate Action Now provides a platform that channels individual and group energy to help the environment. The company's app is fun and easy to use. The app provides ideas, information and activities which enable users to take definitive steps to solve environmental problems. We are witnessing devastating fires, storms, floods, tornadoes and other severe conditions which leading scientists agree are the direct result of human harm to the environment. Climate Action Now offers a compelling way for us all to become part of the solution. It is rare to find a business that has a sustainable financial model that can provide users with a path to

... *read more*

Quantum Technology CEO of Quantum Technology

LEAD INVESTOR | INVESTING $100,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Brett Walter

Founder & CEO

Brett is an award-winning software designer and a veteran Silicon Valley entrepreneur and executive, most notably as VP R&D at Symantec Corporation in the early days. He is also a certified Climate Reality Project leader.

in



Patrick O'Sullivan

Chief Marketing Officer

Patrick has held senior marketing, sales and business development positions with IPG, HanesBrands, Inc. and Krispy Kreme. He co-conceived and developed an award-winning productivity software product and is a certified Climate Reality Project leader.

in



Joe DeStefano

Chief Technology Officer

Joe is a Ph.D. Computer Scientist from Dartmouth with 30 years industry experience having worked at BBN, Symantec Corp. and most recently as VP of Software Development with iPurchasePower. Joe is also a certified Climate Reality Project leader.

in



Bruce Stewart Maxwell

Chief Financial Officer

Bruce is a Fractional CFO. He has worked with 116 startups and raised more than $80 million in venture financing. Before his own practice, Bruce co-founded Positive Communications and grew it to $40 million in annual sales and 450 employees.

in



Leslie Alden

Climate Action Now, Advisor

Co-founder and Executive Director of DRAWDOWN Bay Area, launching the "Regional 2030 Climate Action Challenge"©, to leverage the collaborative power of the private sector, government, and community to reduce the greenhouse gas emissions 80% by 2030.

in



Emma Battle

Climate Action Now, Board Member

Emma is President and CEO of MarketVigor, a business services company. A leader in operations and digital marketing, Emma has held senior positions with Crisp Digital Agency, Windsor Circle, Red Hat, Art.com, HanesBrands, Inc. and PepsiCo.

in

Downloads

Letter from The Climate Reality Project CEO.pdf

Pitch Book .pdf

An app that can help you save our planet - one quick action at a time.



The climate crisis is real and accelerating. But you can help.

Our planet is in trouble.

Governments around the world have failed to do enough because politics get in the way. People are alarmed and concerned, but aren't sure what to do, and don't have an easy way to act.

Our mission is to launch an app that the whole world can use to take effective climate action.

Our vision is to make our phones powerful tools in the fight against global warming, putting thousands of planet-friendly actions at the fingertips of millions



Brett Walter, Founder
Watch later
Share

The app helping you take small actions ... that have a HUGE impact.

- In just seconds users can take climate action with the app.

- As app users take actions and earn points, we will plant trees on their behalf.

- Users learn about and switch to green products and services. As they do, the impact will be enormous. The U.S. market for such products is projected to be $150 billion in 2021.


ACT
200 pts
15 seconds
Petition Verizon's CEO Hans Vestberg to commit to 100% renewable energy by 2025
Do It Now!
ACT
100 pts
10 seconds
Take the Clean Car Pledge: My next car will be electric
Do It Now!
ACT
100 pts
2 minutes
Take a Flash Quiz on the climate impact of livestock.
(It's huge)
Do It Now!


ACT
500 pts
10 seconds
Take the Environmental Voter Pledge: I will be a consistent voter who prioritizes climate change
Do It Now!
ACT
100 pts
1 minute
Tell your U.S. Representative it's time to build a better future with green infrastructure jobs and incentives
Do It Now!
ACT
10 pts
1 minute
Share how climate change has impacted you or a family member
Do It Now!

Seasoned Team. Anchored in Silicon Valley.

Founder Brett Walter is a serial entrepreneur, selling his last company in 2017 after bootstrapping it into a company with 200,000+ subscribers and millions in annual revenue. And while much of his team is in the Valley, he has cherry-picked talent from around the country.


CLIMATE
ACTION
NOW

The Science Behind the App.

To be used daily, an app must satisfy deep and widely shared human needs. To understand those needs, Brett consulted with some of the top behavioral psychologists in the country, including Dr. Derek Reed of the University of Kansas and Dr. BJ Fogg of Stanford University. Dr. Fogg literally wrote the book on how to create engaging technology ("Persuasive Technology"), and had this to say about the Climate Action Now app:


BJ Fogg on Climate Action Now App
Watch later
Share
BJ Fogg

The principal way you motivate people to take action is to help them do *what they already want to do*. And the main way you help people take climate action is by making it easy. A well-designed phone app can make taking thousands of climate actions easy.

But making it easy isn't enough. If people are to take climate action day after day, they need to feel successful. To this end, we've woven into the app design numerous features with proven ability to give people feelings of success, including the ability to collect points, earn commendations, plant trees, gain social approval, and win competitions.

100 Million Americans. Alarmed and Concerned.

31% of Americans are ALARMED about global warming and 26% are CONCERNED - growing more alarmed every year. Millions of Americans want the problem to be taken seriously, but they feel helpless. They don't know what to do and/or they think nothing they can do will make a difference.

But it is only by taking action, first as individuals and then as a society, that the fight for our planet can be won.



5-YEAR ATTITUDINAL SHIFT ON GLOBAL WARMING
The Yale Program on Climate Change Communication identified "Global Warming's Six Americas," based on attitudes, beliefs and behaviors on climate change.
Results of 11/19 Survey*
2014
2019
12%
Dismissive
-3
10%
13%
Doubtful
-3
10%
7%
Disengaged
-1
7%
23%
Cautious
-7%
16%
34%
Concerned
-7%
26%
11%
Alarmed
+21%
31%
*Numbers not exact due to rounding
The latest survey (11/19) finds that the Alarmed segment is at an all-time high (31%), nearly *tripling* in size since October 2014. Conversely, the Dismissive (10%) and Doubtful (10%) segments have each decreased over the past five years. The proportion of Americans in these two segments combined has decreased by about five percentage points since 2014.
CLIMATE ACTION NOW
Yale Program on Climate Change Communication, Climate Note · Jan 16, 2020 | "For the first time, the Alarmed are now the largest of Global Warming's Six Americas", by Matthew Goldberg, Abel Gustafson, Seth Rosenthal, John Kotcher, Edward Maibach and Anthony Leiserowitz

An Enormous Market. The Switch Is On.

According to Nielsen, by 2021, 25% of consumer retail dollars will be spent on "sustainable" products and services.



CLIMATE ACTION NOW
U. S. MARKET SIZE
$150 Billion
According to Nielsen, by 2021, 25% of consumer retail dollars will be spent for "sustainable" products and services. The market is huge. The world market is immense.
100 million Americans are "alarmed" about climate change and ready to take action if easy and fullfilling to do so.
72M MILLENNIALS
Born '81 - '96, our primary target, as 83% are pre-disposed to buying environmentally-friendly products. They see climate change as an issue no matter their political affiliation. The younger, smaller Gen Z group is highly relevant as well.
65M GEN X
Born '65 - '80, this generation has considerable buying power; however, we will focus on the left-leaning segment as there is clear evidence the those on the right-side of the political spectrum either deny the issue or are unlikely to take action.
72M BOOMERS
Born '46 - '64, like Gen X, Boomers that identify with Democrats are a viable target. To both generations, climate change is more of a local than global concern.
Nielsen Product Insider, 10.20.2018
Six Americas Surveys (2014 - 2019) Yale University

When it comes to global warming, consumer purchasing behavior is a powerful driver for good or ill. One of the biggest impacts people can have on climate change is to switch their purchases from planet-destroying to planet-sustaining products and services.


ACT
100 pts
1 minute
Join a Group Buy for an electric mountain bike
(Save up to 30%)
Do It Now!
DO IT LATER
SKIP
ACT
1000 pts
1 minute
Buy carbon offsets for your last plane trip
Do It Now!
DO IT LATER
SKIP
ACT
100 pts
1 minute
Switch to sustainable toothpaste
Do It Now!
DO IT LATER
SKIP

We will sell carbon offsets and broker “group buys” -- a form of e-commerce with which we have deep experience -- for planet-friendly products and services in exchange for a commission on sales. We will also sell sponsorships to companies wanting to burnish their green credentials, and earn affiliate commissions from referrals to green companies.

Next Steps. We Are Well on Our Way.

We are beta testing the app and will launch a pilot with The Climate Reality Project in January. This will give us invaluable feedback to fine-tune the app. After the pilot, we plan to roll out the app to The Climate Reality Project’s 30,000+ leaders and to the general public.


CLIMATE ACTION NOW
5 STEPS TO LAUNCH
Timeline
Launch
1
Complete beta test #1
November 2020
2
Complete beta test #2
December 2020
3
Launch pilot with Climate Reality Project
January 2021
4
Expand pilot with Climate Reality Project
February 2021
5
Launch app to the general public
March 2021

Join Us. We Can Do This. Together.

Our mission is clear. We are introducing an app that the whole world can use to take effective climate action.

This work is important. We can help save the planet. For our kids and grandkids.

We need your help. We need you to invest. We need you to use the app. We need you to share it with your friends.

Together, we can do this.



HERE IS NO
PLANET B
SAVE THE PLANET!
GO GREEN!
Invest in Us!
CLIMATE ACTION NOW

Perks. Let's Plant Some Trees. And More.

Our tree partner is Trees.org. Our carbon offset partner is Carbonfund.org. We are excited to work with both organizations.

We will work with our friends at Conserve.org to secure acres of the Guatemalan cloud forest.



CLIMATE ACTION NOW
EARLY INVESTING HAS REWARDS
Perks
Those investing at or over:
$250 25 trees planted on your behalf
$500 50 trees planted on your behalf
$1,000 100 trees planted on your behalf
$2,500 250 trees planted on your behalf
$5,000 1 year's carbon offset purchased on your behalf
$10,000 1 acre Guatemalan cloud forest purchased for you


Special thanks to actor, author and singer
John Lithgow for his narration of our video
at the top of this page.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are creating an app that makes it exceptionally easy and rewarding for people to take climate action on their phones. Most actions earn points and can be taken in a matter of seconds or minutes with a few touches. Examples: call your elected representative with just four touches, petition a CEO to increase their climate ambitions with three touches, and join a "group buy" to purchase planet-friendly products like e-bikes in just a couple minutes.

Where will your company be in 5 years?

In five years, we expect that our app will be adopted by dozens of climate organizations that use it to engage and track climate action by hundreds of thousands of their followers. We expect to have versions for all of the world's major emitters and languages. We expect to have 5 million active users and $50 million in annual sales. We expect our app users will have taken 500 million climate actions and planted millions of trees.

Why did you choose this idea?

Over 60% of Americans are alarmed or concerned about climate change but don't know what to do about it. It doesn't have to be that way. There are thousands of actions people can take in seconds or minutes on their phones that can make a huge difference. We believe people will take climate action if we make it easy and rewarding to do so.

How far along are you? What's your biggest obstacle?

The app is 80% complete. The Climate Reality Project has agreed to conduct a pilot of the app in Q1 2021, and we expect to roll the app out publicly shortly thereafter. Our biggest obstacle is the lack of sufficient funds to complete the rollout of the app and finance operations long enough to get to profitability.

Who competes with you? What do you understand that they don't?

To keep millions of users engaged day after day in climate action, an app must be extraordinarily easy and compelling to use. Climate apps such as JouleBug, Joro, and We Don't Have Time rely heavily on the altruism of users, and are not nearly as popular as apps like Instagram, Facebook, or TikTok, who we consider to be our real competition. To compete with top apps like those, we consulted with some of the country's top behavioral psychologists and spent over two years iterating the design and conducting extensive user testing to ensure we could keep users engaged. The Climate Action Now app is the result of that research and testing.

How will you make money?

We will sell carbon offsets and broker "group buys" -- a form of e-commerce with which we have deep experience -- for planet-friendly products and services in exchange for a commission on sales. We will also sell sponsorships to companies wanting to burnish their green credentials, and earn affiliate commissions from referrals to green companies.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is that, despite our extensive research and testing, the app may not be sufficiently compelling to elicit sufficient repeat usage. If we fail, it will because the app falls short in that regard and we are unable to adapt or rectify the problem before we run out of funds. For us to succeed, a sufficient number of users will need to love the app, use it daily, and tell their friends about it, such that our installed base grows organically and quickly enough to enable us to achieve profitability before we run out of cash.

Do you face any technology challenges?

We do not believe that any of the technology challenges we face are beyond our ability or that of any other competent team of software engineers.

Who is your target market?

Our target is 60% or more of Americans that are alarmed or concerned about climate change. They know that not enough is being done, and they want to be part of the solution. Demographically speaking, this includes the vast majority of Gen Z and the Millennials. For Gen X and the Baby Boomers, we will target folks that are left-leaning, politically.

How many climate action choices will a user have with the app?

At least 3,000 to start. And we will be adding new, relevant actions daily. Many of the actions will be localized so that the actions users take can have local impact.

Why did you decide to be a for-profit instead of a non-profit corporation?

We gave this question long and careful consideration. Ultimately, we decided that we could have a greater impact as a for-profit for several reasons:
- We wanted to have the greatest possible freedom to operate on behalf of the planet, and not be subject to the constraints placed on non-profits.
- We would have much more access to capital as a for-profit.
- We were more familiar with the for-profit than the nonprofit sectors.

We expect to apply for B corporation status as soon as we have more traction.